Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

RISK AND CAPITAL MANAGEMENT
COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Internal Charter for the Risk and Capital Management Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
FUNCTIONS OF THE COMMITTEE – It is incumbent on the Committee to support the Board of Directors in the performance of their responsibilities with respect to the management of risks and capital of the Company, as itemized below, submitting reports and recommendations on these issues for the decision of the Board.

I.	Decision on the Company’s appetite for risk in terms of capital, liquidity, results and franchise, ensuring these aspects are in alignment with the strategy and including:

a.	Acceptable levels of capital and liquidity for the Company;
b.	Types of risk to which the Company could be exposed as well as aggregate limits for each type of risk;

c.	Tolerance to volatility of results and risk concentrations;
d.	General guidelines on tolerance to risks that may have an impact on the value of the Company’s franchise (example: risk of image).

II.
Supervision of  the Company’s risk control management activities in order to ensure their suitability to the levels of risk assumed and to the complexity of the operations as well as the meeting of regulatory requirements:

a.	Propose and discuss procedures and systems for measuring and managing risk;
b.	Be informed on the best practices in relation to management and control of risks;
c.	Receive reports from the Executive Board as to the monitoring and control of the Company’s risks;

III.
Revision and approval of policies and strategies for the management of capital, which establish mechanisms and procedures for maintaining the capital compatible with the risks that are taken by the institution.

IV.	Establishing the minimum return expected on the Company’s capital stock as a whole and its lines of business as well as monitoring performance;

V.	Supervision of the incentive structures, including compensation, for ensuring alignment to the objectives of risk control and creation of value;

VI.	Fostering improvement in the Company’s risk culture.

3.1.
The Committee may engage outside consultants, ensuring the preservation of integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 4 times annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall always be submitted to the Board of Directors.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.  The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

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